May 28, 2021

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Larry	Spirgel

 Matthew Crispino

 Stephen Krikorian

 Amanda Kim

Re:     Otonomo Technologies Ltd.

           Registration Statement on Form F-4

           Filed March 12, 2021

           File No. 333-254186

Ladies and Gentlemen:

On behalf of Otonomo Technologies Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the amended Registration Statement (the “Amended Registration Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated April 8, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Merger Consideration, page 2

1.

We note that you disclose the equity stake of stockholder groups assuming no redemption by SWAG’s public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by SWAG’s public stockholders.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 2 and 64 of the Amended Registration Statement.

May 28, 2021

Sponsor Letter Agreement, page 5

2.

You disclose that the sponsor, officers and directors of SWAG have agreed to vote all of their shares of SWAG common stock in favor of the Business Combination. Please revise disclosure here and elsewhere to disclose the percentage of SWAG shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by SWAG stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of SWAG shares are present.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages xi, 5 and 96 of the Amended Registration Statement.

Unaudited Prospective Financial Information of Otonomo, page 67

3.

Please describe how the SWAG board arrived at its valuation for Otonomo. While we note your disclosure of Otonomo’s projected financial information and analyses, please describe any financial models or analyses the SWAG board considered.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 75-77 of the Amended Registration Statement.

Unaudited Prospective Financial Information of Otonomo, page 68

4.

Please revise here and elsewhere to more prominently disclose that Otonomo has not generated a significant amount of revenue to date and does not expect to do so until 2023. Tell us why you believe you have a reasonable basis to present a financial forecast when your company has a limited operating history. We refer you to Item 10 of Regulation S-K. Page 119 states that you experienced revenue growth in 2020 that was primarily due to the launch of active marketplace in 2020, the increase in onboarding OEM data, and the development of SaaS features. Please clarify the status of your platform and your agreements with OEM customers. Indicate whether your platform is commercial ready. Tell us what assumptions change in 2024E and 2025E that triggers the sharp increase in revenues. That is, if your platform is commercial ready, explain why you need a few more years before you start to experience traction and substantial revenue growth.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 72-74 of the Amended Registration Statement.

In addition, the Company respectfully advises the Staff that, as described in the Registration Statement, the Company prepared five years of prospective financial information for purposes of estimating the Company’s revenue, gross profit (loss) and Adjusted EBITDA during each of the years from 2020 through 2025. The Company then provided such prospective financial information to the Otonomo board of directors, Otonomo’s financial advisors, SWAG and potential PIPE Investors in connection with their evaluation of the Business Combination. The Company believes that its provision of this prospective financial information was necessary in order to allow these constituencies to complete an analysis with respect to the Business Combination. The prospective financial information provided important data for each party to consider when determining whether or not the Business Combination is in the best interests of their respective stakeholders.

May 28, 2021

The Company’s management team believes it had a reasonable basis to prepare and provide this information as a result of its extensive experience in the vehicle data market. This experience enables the Company’s management team to make estimates relative to potential competitors and provides a basis for the inputs required in prospective financial information, including new product releases and overall product development process, the uses of products for different applications and market segments, market maturity, and operating expenses, among others. The Company’s management team incorporated those assumptions into the prospective financial information that was provided to the parties listed above and disclosed in the Registration Statement. The Company, however, also respectfully advises the Staff that it has added disclosure to the Registration Statement on pages 72-74 that certain projected financial information may not be as accurate as they would be if Otonomo had a longer operating history, had more experience with customers or operated in a more predictable market.

5.

Please expand this disclosure to describe the basis for estimating revenue including the number of customers that will adopt your product, including the basis for the rapid acceptance of your products and the impact of entry of competitors. Indicate whether you assumed the subscription contracts will be predominantly based on a fixed-fee or a pay per use basis. If the latter, please include an estimate of the number of uses or transactions assumed. This disclosure should highlight the uncertainty and difficulty in successfully achieving each of the assumptions since you have limited customer experience.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 72-74 of the Amended Registration Statement.

6.

Please explain how you estimated the operating expenses and why you believe those estimates are reasonable. Describe how you factored the cost of building and releasing your product including building greater product awareness. Further, the model should explain how you plan to fund any capital expenditures as well.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 74-75 of the Amended Registration Statement.

Otonomo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 113

7.

Please identify the customer that accounted for 30% of Otonomo’s revenues for the year ended December 31, 2020 and disclose the material terms of your agreement with this customer, including term and termination provisions and any minimum commitments. Also, please add a risk factor noting that a single customer accounts for a material portion of your revenues. Finally, tell us what consideration you have given to filing any agreements with this customer as exhibits.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 16 and 122 of the Amended Registration Statement. In addition, the Company has filed its agreements with Mitsubishi as Exhibits 10.13, 10.14 and 10.15 to the Amended Registration Statement.

Comparison of the Years Ended December 31, 2019 and December 31, 2020 Revenue, page 119

8.

You state on page 15 that Otonomo’s ability to grow and generate revenue growth depends, in part, on its ability to expand its base of data consumers. Please tell us what consideration you have given to disclosing the number of Otonomo’s customers for each period presented.

May 28, 2021

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 122 and 127 of the Amended Registration Statement.

Exclusive Jurisdiction of Certain Actions, page 182

9.

Please add a risk factor addressing the risks to investors posed by the exclusive forum provision, such as resulting in increased costs to bring a claim, discouraging claims or limiting investors’ ability to bring a claim in a judicial forum that they find favorable. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 39 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of SWAG, Otonomo and the Combined Company, page 201

10.	Please disclose the portion of each class of Otonomo securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F- 4.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 213 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements, Note 10 – Share Based Compensation, page F-21

11.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. In addition, please compare the valuations used in determining fair value of your equity awards in the last six months to the pro forma equity valuation of Otonomo upon consummation of the Transactions (your page 61).

Response: The Company respectfully submits the breakdown of all equity awards granted from January 1, 2020 to December 31, 2020, including the fair value of the underlying ordinary shares of the Company, no par value (“Ordinary Shares”), used to value such awards, significant fluctuations in the fair values during 2020, and the factors that contributed to these fluctuations.

General

Preliminary Transactions Price

The Company advises the Staff that the Company currently expects a price per Ordinary Share of $10.00 immediately following the Business Combination. The Company also advises the Staff that it intends to effect a stock split on a 1:4.6928 basis immediately prior to the consummation of the Business Combination (the “Stock Split”). All dollar and per share amounts in this letter assume the Stock Split has occurred.

May 28, 2021

The following chart presents a breakdown of all equity awards granted by the Company during the year ended December 31, 2020 and from January 1, 2021 to date:

Date of Grant	Number of Shares Subject to Awards Granted	Average Exercise Price Per Share*	Fair Value Per Ordinary Share
January 26, 2020	340,763	$1.10	$1.46
May 10, 2020	895,354	$0.64	$4.44
September 21, 2020	113,880	$0.64	$5.02
January 2021**	285,448	$0.64	$9.18

*

The majority of the May 2020 and the September 2020 equity grants were granted to Israeli employees of the Company. Under Israeli law (including Israeli tax law), there is no prohibition on (or potential sanctions or fines associated with) granting equity options to employees with an exercise price below fair value.

**	Includes grants made on January 13, 2021, January 24, 2021 and January 28, 2021.

As disclosed in Note 9 to the Company’s Consolidated Financial Statements as of December 31, 2020 included in the Amended Registration Statement, on February 16, 2020, the Company signed an investment agreement for a total consideration of $19,999,995, issuing a total of 4,716,914 Series C Preferred Shares and 1,179,231 warrants (“Warrants”). Each Warrant is exercisable for one Series C Preferred Share at an exercise price of $0.0001 per Warrant. As the deemed liquidation preference provisions of the Series C Preferred Shares are considered contingent redemption provisions that are not solely within the Company’s control, the Warrants have been recorded as a liability, with a mark-to-market adjustment related to the value of the Warrants. As such, the Company was required to prepare a valuation of its equity value and to allocate the value between the Company’s preferred shares and Ordinary Shares, both for the purpose of assessing the fair value of the Ordinary Shares and in order to present the value of the Warrants as of December 31, 2020.

The following is the Company’s equity value as of each of the equity grant dates in 2020 (including the date of the issuance of Series C Preferred Shares and Warrants discussed above) and as of December 31, 2020, and the anticipated equity value of the Company upon the consummation of the Transactions pursuant to the terms of the Business Combination Agreement:

Date	Estimated Equity Value of the Company ($ in millions)	Estimated Fair Value Per Preferred C Shares	Fair Value Per Ordinary Share
January 26, 2020	$215.81	$3.78	$1.46
February 16, 2020	$215.81	$3.78	$1.46
May 10, 2020	$563.67	$5.96	$4.44
September 21, 2020	$609.81	$6.36	$5.02
Closing of the Transactions	$1,050.00

May 28, 2021

In late February 2020, the Company launched its commercial services and began generating revenue. During 2020, the Company signed agreements with 8 OEM entities, including Mitsubishi, Fiat, Chrysler Europe, and other EU and U.S. OEM entities.

Fair Value Determinations

Given the absence of an active market for the Ordinary Shares, the Company’s Board of Directors (the “Board”) was required to estimate the fair value of the Ordinary Shares at the time each share-based compensation award was granted by the Company based upon several factors, including input from the Company’s management and third-party valuations and taking into account the Company’s most recent arm’s length sales of its preferred shares. In addition, the Board took into consideration its assessment of additional objective and subjective factors that the Board believed were relevant and that may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Ordinary Shares as of each grant date, including:

•	the prices at which the Company sold preferred shares and the rights and preferences of the preferred shares relative to the Ordinary Shares at the time of each grant;

•	the progress of the Company’s research and development efforts;

•	the lack of liquidity of the Company’s equity as a private company;

•	the Company’s stage of development and business strategy as well as the material risks related to the Company’s business and industry;

•	the valuation of publicly traded companies in the technology sector, including the valuation of certain auto and smart mobility companies, as well as recently completed transactions of peer companies;

•	external market conditions affecting the smart mobility industry, and trends affecting the overall performance of the capital markets, generally and the smart mobility market, specifically;

•

the likelihood of achieving a liquidity event for the holders of the Company’s preferred shares and holders of the Ordinary Shares, such as an initial public offering (“IPO”) or a sale of the Company, given prevailing market conditions; and

•	analysis of IPOs and the market performance of similar companies in the technology industry.

The third-party valuations of the Ordinary Shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

The equity value of the Company was estimated either by the market approach or income approach. The market approach estimates the value of the Company’s business by reference to the closest round of equity financing preceding the date of the valuation. The income approach estimates the fair value of a company based on the present value of the Company’s future estimated cash flows and its residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows.

In accordance with the Practice Aid, once an Enterprise Value was determined, the Company used either the option pricing method (“OPM”) or a combination of OPM and the probability weighted expected return method (“PWERM”) to allocate such value to its Ordinary Shares (the “Hybrid Method”). The

May 28, 2021

OPM treats ordinary and preferred shares as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The Ordinary Shares only have value if the funds available for distribution to the holders of Ordinary Shares exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The Ordinary Shares are modeled as call options with a claim on the business at an exercise price equal to the remaining value immediately after any preferred shares are liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the Ordinary Shares derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for a lack of marketability (“DLOM”) is determined using an Asian protective put option model (“Finnerty Model”), in which an average-strike put option is used as a proxy for measuring discounts for a lack of marketability of securities.

Under PWERM, the value of a company’s ordinary shares is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an Enterprise Value is estimated and the rights and preferences for each shareholder class are considered to allocate the Enterprise Value to ordinary shares. The ordinary share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting value of the ordinary shares is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. Once the estimated per share value of the Ordinary Shares derived from the PWERM is calculated, a DLOM may then be applied to account for the Company’s securities not being publicly traded.

The Hybrid Method estimates the PWERM across multiple scenarios in combination with the OPM to allocate the estimated equity value within one or more of the scenarios. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. In the Company’s hybrid method, several types of future event scenarios were considered including IPO scenarios and other scenarios such as continued operations as a private entity and, the possibility of a merger or acquisition opportunity, including the possibility of a merger with a special purpose acquisition company (“SPAC”). The Enterprise Value was determined for scenarios using various approaches. Once the equity value was determined for each scenario, the Company used the OPM to allocate value in the remain private scenario and the PWERM to allocate value in the IPO scenario, before applying a DLOM. The relative probabilities between the future exit scenarios were determined by management based on the information known to it at the time of the grant and an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

Stock Option Grants and valuations since January 1, 2020

January 26, 2020 Grants

The Board, with input from the Company’s management and an independent third-party valuation firm, determined the fair value of the Ordinary Shares underlying the equity based awards granted on January 26, 2020 to be $1.46 per share.

May 28, 2021

On February 16, 2020, a joinder agreement to the previously executed Series C Preferred Share Purchase Agreement (the “Joinder”) was executed by the Company and Alliance Ventures B.V. (“Alliance”). On the date of the Joinder, the Company issued and sold to Alliance Series C Preferred Shares at a purchase price of USD 4.24 per Series C Preferred Share for an aggregate purchase price of USD 19,999,995. Alliance also received 1,179,231 Warrants to receive Series C Preferred Shares at an exercise price of USD 0.0001 per Warrant. As a result of the nominal exercise of aforementioned warrants, the Warrants were valued as if they were Series C Preferred Shares.

As of January 26, 2020, the Company did not have any plans to conduct, or active discussions relating to, an initial public offering. Therefore, an Enterprise Value was determined using the OPM model, taking into consideration the additional Series C Shares issued upon the Joinder. By modeling each class of the Company’s share capital (including all shares containing preferential liquidation preferences), the OPM model used to calculate the Enterprise Value and arrive at a valuation of $1.78 per Ordinary Share. After applying a DLOM of 17.59%, using the Finnerty Model, the resulting fair value was $1.46 per Ordinary Share.

In reaching this determination, the Board determined that as of the grant date, no material changes had occurred in the business between January 26, 2020 and the date the Joinder date was executed than the passage of time.

May 10, 2020 Grants

As of May 10, 2020, the Company did not have any plans to conduct, or active discussions relating to, an initial public offering. However, the Company’s operations had progressed since February 2020, and as a result, the Company retained an independent third-party valuation firm to prepare a valuation of the Ordinary Shares. The Board, with input from the Company’s management and an independent third-party valuation firm, determined the fair value of the Ordinary Shares underlying the equity based awards granted on May 10, 2020 to be $4.44 per share.

In arriving at the fair value of the Ordinary Shares, the Board first determined Enterprise Value under scenario in which the Company remains private (including following a merger with, or acquisition by, a private company). The income-based approach utilizing the DCF method was deemed by the Board to be the most appropriate method and was used to determine the Enterprise Value for the remain private scenario. The Company then used a OPM model to allocate the Enterprise Value (calculated based on the DCF method) to each class of the Company’s share capital (including shares containing preferential liquidation preferences) and arrived at a valuation of $5.15 per Ordinary Share. After applying a DLOM of 16.0% using the Finnerty Model, the resulting fair value was $4.44 per Ordinary Share.

September 21, 2020 Grants

As of September 21, 2020, the Company had begun discussions with SPACs regarding a potential business combination; however, the Company had not entered into a letter of intent or similar agreement or understanding with a SPAC. The Company retained an independent third-party valuation firm to prepare a valuation of the Ordinary Shares. The Board, with input from the Company’s management, initially determined the fair value of the Ordinary Shares underlying the equity based awards granted on September 21, 2020 to be $5.02 per Ordinary Share.

In arriving at the fair value of the Ordinary Shares, the Board first determined Enterprise Value under both a scenario in which the Company remains private (including following a merger with, or acquisition by, a private company) and an IPO scenario. The income-based approach utilizing the DCF method was deemed by the Board to be the most appropriate method and was used to determine the Enterprise Value for the remain private scenario. Enterprise Value for an IPO scenario was determined based on the Company’s management’s assumptions. These assumptions took into account that the Company had not yet had any substantive discussions with potential underwriters for an IPO; therefore, the Company’s management had to provide the third-party valuation firm with their best estimate of the IPO scenario.

May 28, 2021

After determining Enterprise Value, the Hybrid Method was utilized to allocate the Enterprise Value of the Company in order to determine the fair value of the Ordinary Shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a scenario in which the Company remains private (including following a merger with, or acquisition by, a private company) and (2) an IPO scenario. The Hybrid Method applied a probability weighting of 90% and 10% to the remain private and the IPO scenarios, respectively, after considering the Company’s stage of development, the early stage of IPO discussions and potential volatility in the market. Using the Hybrid Method, the valuation used (i) the OPM to allocate value in the remain private scenario and (ii) the PWERM to allocate value in the IPO scenario, in each case, to each of the classes of the Company’s share capital, pro-rata on an as-converted to Ordinary Share basis.

Before applying the DLOM and weighting the likelihood of each scenario, the resulting fair value was determined to be $6.85 per Ordinary Share for the IPO scenario and $5.75 per Ordinary Share for the remain private scenario. A DLOM of approximately 16% was then applied to the remain private scenario (based on the Finnerty Model). After further applying the 90% and 10% probabilities to the remain private scenario and the IPO scenario, respectively, the weighted fair value was determined to be $5.02 per Ordinary Share.

January 2021 grants

On January 31, 2021, the Company, SWAG and the other parties thereto executed the Business Combination Agreement. Simultaneously with the execution of the Business Combination Agreement, the Company entered into the Subscription Agreements with the PIPE Investors. Therefore, the probability of the IPO scenario increased dramatically as of January 31, 2021.

Throughout January 2021, following execution of a non-binding letter of intent with SWAG (the “LOI”), the Company’s management had discussions with a number of investors in connection with a potential PIPE investment. Such discussions and negotiations led to the execution of the Subscription Agreements on January 31, 2021. Based on positive feedback and then PIPE commitments received from such investors during January 2021, the Board and the Company’s management evaluated the fair value of the Ordinary Shares for the January 2021 grants. The Company retained an independent third-party valuation firm to prepare a valuation of the Ordinary Shares.

In arriving at the fair value of the Ordinary Shares the Board first determined Enterprise Value under both a scenario in which the Company remains private (including following a merger with or acquisition by a private company) and an IPO scenario. The income-based approach utilizing the DCF method was determined by the Board to be the most appropriate method and was used to determine the Enterprise Value for the remain private scenario. Enterprise Value for an IPO scenario was determined based on the LOI the Company had entered into with SWAG, reflecting a Company value of USD 1.05 billion.

After determining Enterprise Value, the Hybrid Method was utilized to allocate the Enterprise Value of the Company in order to determine the fair value of the Ordinary Shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a scenario in which the Company remains private (including following a merger with, or acquisition by, a private company) and (2) an IPO scenario. The Hybrid Method applied a probability weighting of 10% and 90% to the remain private and the IPO scenarios, respectively, after considering the progress made with the PIPE Investors and the status of the negotiations with SWAG in January 2021. Using the Hybrid Method, the valuation used (i) the OPM to allocate value in the remain private scenario and (ii) the PWERM to allocate value in the IPO scenario, in each case, to each of the classes of the Company’s share capital, pro-rata on an as-converted to Ordinary Shares basis.

May 28, 2021

Before applying the DLOM and weighting the likelihood of each scenario, the resulting Fair Value was determined to be $9.60 per Ordinary Share for the IPO scenario and $6.14 per Ordinary Share for the remain private scenario. A DLOM of approximately 14.3% was then applied to the remain private scenario (based on the Finnerty Model). After further applying the 10% and 90% probabilities to the remain private scenario and the IPO scenario, respectively, the weighted fair value for the January 2021 grants was determined to be $9.18 per Ordinary Share.

Conclusion

In light of the above, the Company respectfully submits that the estimated fair values per Ordinary Share at each grant date as set forth in the table above, which have been used as the basis for determining the stock-based compensation in connection with its option grants since January 1, 2020, were reasonable and appropriate for the reasons described herein and in the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Ben Volkow, Otonomo Technologies Ltd.

Bonnie Moav, Otonomo Technologies Ltd.

Amir Raz, Gross & Co.

Brooks Antweil, Kirkland & Ellis LLP